Otto E. Sorensen, Partner
Direct Dial Number 619.699.2534
Direct Fax Number 619.645.5324
Email Address osorensen@luce.com

June 13, 2006

VIA FACSIMILE ONLY
(202) 772-9210

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
Securities & Exchange Commission
100 F St., N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	SYS
Registration Statement on Form S-3, as amended
File No. 333-133217

Dear Ms. Jacobs:

Thank you for your letter dated June 8, 2006. We have responded to your comments, below.

This letter has been prepared in response to your letter dated June 8, 2006, with regard to the above-referenced Registration Statement on Form S-3. These comments are addressed sequentially below. For your convenience, I have enclosed the changed pages, to assist you with your review.

Form S-3

Business Summary

Comment:

1.
We note your disclosure in the Risk Factors and Recent Developments sections regarding your current default of the financial covenants contained in your credit facility with Comerica Bank. Please discuss this in the Business Summary section. In your discussion, disclose the current balance on the line of credit, the financial covenants of which you are in default and the time period for which you have been allowed to correct the default. Please also discuss management’s projections as to whether you will be able to correct the default within the time given, the consequence of continued default and whether you have sufficient cash on hand to repay the line of credit, if you are required to do so.

Response:

We have included the requested additional disclosure in the Business Summary section regarding our current default of the financial covenants contained in our credit facility with Comerica Bank.

Selling Stockholders

Comment:

2.
We reissue comment 4 of our letter dated May 8, 2006 as it relates to the shares underlying the contingent warrants issued in connection with the acquisition of certain Lomasoft intellectual property. It does not appear as if your analysis properly addresses why you are eligible to register the resale of the shares underlying the contingent warrants on Form S-3 at this time. For example we note you are relying on Interpretation H.22 of our July 1997 Manual of Publicly Available Telephone Interpretations which provides that the resale of earn out shares to be issued in connection with a merger may be registered on Form S-3 even though the shares are not outstanding at the time the registration statement is filed. It does not appear this interpretation can be extrapolated for shares underlying contingent warrants.

Response:

We have removed these shares from the filing.

Comment:

3.
We reissue comment 5 of our letter dated May 8, 2006. It still appears that the common stock and common stock underlying notes and warrants that you indicate in footnotes 1 through 13 and footnotes 55 and 56 as being registered on this Form S-3 do not total 10,442,797 shares. Please advise or revise. In addition, please clarify if the 658,254 shares related to the Logic Innovations, Inc. acquisition that are being registered included the 212,477 contingently issuable shares.

Response:

We apologize for any inconvenience this may have caused you. We have included the share numbers directly in the footnotes instead of referring to them in other sections of the filing, so that the disclosure is more clear to the reader. Please refer to the supplemental information we have sent you that breaks down the number of shares by footnote. We have filed that information on Edgar. In addition, the 658,254 shares related to the Logic Innovations, Inc. acquisition that are being registered do include the 212,477 contingently issuable shares. We have noted this in the footnotes.

Comment:

4.
For each of the entities listed in the selling shareholder table, such as the Clifton L. and Ruth J. Cooke Family Trust or the Gladehill Development Corporation or the Gerald M. Starek Trust, please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations.

Response:

We have included a natural person or persons in the footnotes for each of the entities listed in the selling shareholder table.

Comment:

5.
We note your response to comment 7. Please advise as to specific consideration given to filing the documents related to the Lomasoft/ForceViz transaction pursuant to either Items 601(b)(10)(ii)(A) or 601(b)(4) of Regulation S-K.

Response:

We have removed the Lomasoft shares referred to in comment 2, above, from the Registration Statement. As a result, we believe, and have discussed with the staff, that the above is no longer relevant.

Comment:

6.	We note your response to comment 9 of our letter dated May 8, 2006. In future amendments please provide the selling shareholder information as of a recently practicable date.

Response:

We note your comment and will comply in future amendments if we do not become effective within the timeframe that we have discussed with the staff.

Incorporation of Certain Documents by Reference

Comment:

7.	We refer to comment 13 of our letter dated May 8, 2006. Please advise why you have not incorporated by reference your Form 8-K filed August 18, 2005. See Item 12(a)(2) of Form S-3.

Response:

We have incorporated the 8-K, referred to above, by reference. We apologize for the oversight. We have also included a placeholder for the 8-K we will file before we go effective.

Exhibits

Comment:

8.	Please file a more recently dated legal opinion that references the correct number of shares being registered.

Response:

We have included an updated legal opinion.

Please let us know if you have any questions or need additional copies or information.

Very truly yours,

/s/ Otto E. Sorensen
Otto E. Sorensen
of
LUCE, FORWARD, HAMILTON & SCRIPPS llp

OES/rs
Enclosures
3707496.2

cc: Edward M. Lake (w/ Enclosures)

AS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
ON JUNE 14, 2006

REGISTRATION NO. 333-133217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SYS

(Exact Name of Registrant as Specified in its Charter)

CALIFORNIA	95-2467354
(State or Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

5050 Murphy Canyon Road, Suite 200
San Diego, CA 92123
(858) 715-5500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Edward M. Lake, Chief Financial Officer
SYS
5050 Murphy Canyon Road, Suite 200
San Diego, CA 92123
(858) 715-5500
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

COPIES TO:
Otto E. Sorensen, Esq.
Carrie H. Darling, Esq.
Luce, Forward, Hamilton & Scripps LLP
600 West Broadway, Suite 2600
San Diego, CA 92101
(619) 236-1414
(619) 232-8311 (Facsimile)

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO
THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE
EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  [   ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  [   ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  [   ]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  [   ]

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common Stock, no par value	10,342,797	$3.83	$39,612,913	$4,239
TOTAL(3)	10,342,797	$3.83	$39,612,913	$4,239

(1) Represents 6,140,684 shares of common stock that are currently outstanding, 1,802,485 shares that are issuable upon the exercise of outstanding convertible notes, 493,401 shares that are issuable upon the exercise of outstanding warrants and 1,906,227 shares that are conditionally issuable pursuant to prior acquisition related agreements. (The conditionally issuable shares are shares that may be issued upon achievement of performance criteria).

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act. Calculated based on the average high and low sales price of the Common Stock on the American Stock Exchange on April 10, 2006.

(3) Also includes an indeterminable number of additional shares of Common Stock which may be issued as a result of stock splits, stock dividends or similar transactions, in each case in accordance with Rule 416 and Rule 457 of the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. The Selling Shareholders named herein may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 14, 2006

PROSPECTUS

SYS

10,342,797 Shares of Common Stock

This Prospectus relates to the resale by the Selling Shareholders named in this Prospectus of up to 10,342,797 shares of our common stock, 6,140,684 of which are currently outstanding, 1,802,485 of which are issuable upon the exercise of outstanding convertible notes, 493,401 shares that are issuable upon the exercise of outstanding warrants and 1,906,227 shares that are conditionally issuable pursuant to prior acquisition related agreements (The conditionally issuable shares are shares that may be issued upon achievement of performance criteria). The Selling Shareholders, or their pledgees, donees, transferees or distributees, or other successors-in-interest, may offer the shares from time to time through public or private transactions, on or off the American Stock Exchange, at prevailing market prices or at privately negotiated prices. They may make sales directly to purchasers or to or through agents, broker-dealers or underwriters. We will not receive any proceeds from the resale of any of the shares of our common stock in this offering. We will, however, receive proceeds if the Selling Shareholders pay cash to exercise some or all of the warrants owned by them and we may benefit from the reduction of indebtedness.

Our common stock is registered under Section 12(g) of the securities Act of 1934 and is listed and traded on the American Stock Exchange under the symbol “SYS.” The closing sales price of our common stock on June 13, 2006 as reported by the American Stock Exchange was $____.

We urge you to carefully consider the Risk Factors beginning on page 2 of this Prospectus before purchasing shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is _________________, 2006.

Prospective investors may rely only on the information contained in this Prospectus. We have not authorized anyone to provide prospective investors with different or additional information. This Prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is current as of the date of this Prospectus, regardless of the time of the delivery of this Prospectus or any sale of these securities.

TABLE OF CONTENTS

BUSINESS SUMMARY
RISK FACTORS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
RECENT DEVELOPMENTS
RECENT FINANCINGS
RECENT TRANSACTIONS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

EXHIBITS
OPINION OF LUCE, FORWARD, HAMILTON & SCRIPPS LLP
CONSENT OF LUCE, FORWARD, HAMILTON & SCRIPPS LLP
CONSENTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM-KPMG LLP
CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM-GOODMAN & COMPANY
INDEX TO FINANCIAL STATEMENTS

BUSINESS SUMMARY

This summary highlights selected information and does not contain all the information that is important to you. We urge you to carefully read this entire Prospectus and the documents we have referred you to in “Incorporation of Certain Documents by Reference” on page 15 for more information about us and our financial statements. We urge you to pay special attention to the risks of investing in our common stock discussed under “Risk Factors.” Except where the context otherwise requires, the terms “we,” “us,” “our” or “SYS” refer to the business of SYS and its consolidated subsidiaries.

SYS Technologies (AMEX: SYS), is a provider of information connectivity solutions that capture, analyze and present real-time information to decision makers. Our tailored solutions deliver enhanced decision-making and asset management tools, as well as improved response times, to our customers, which include the Department of Defense (DoD), U.S. Department of Homeland Security (DHS) and large industrial, energy and transportation companies.

Built upon standards-based interoperable platforms, SYS solutions utilize sensors, wireless communications networks, decision-support tools and net-centric technologies.

For the DoD, we provide command and control systems to operational commanders. For the DHS and various state agencies, we provide real-time safety and security products and services, including sensor networking products and end-to-end solutions. Large industrial customers in the telecommunications, utilities, construction, chemical, and biomedical industries use our products and services to intelligently and profitably manage remote assets.

Historically, our revenues have been generated by providing contract engineering services to the DoD. We have increased our revenues by establishing new business units with experienced senior executives who have the ability to grow these business units and to expand our customer base and by acquiring other companies. Our objective is to continue to grow our revenues organically and through acquisitions and to continue to develop a mix of services and products based revenues. We intend to continue to selectively acquire businesses and technologies which complement and enhance our existing businesses and which will allow us to broaden our customer base. While we are continuing to grow our DoD business, we also have an expanding revenue base with other U.S. Government agencies, including the DHS, the Defense Advanced Research Program Administration (DARPA), and the Defense Systems Information Agency (DISA), municipal and state governments, and Fortune 1000 companies in the industrial marketplace.

We deliver our solutions through two operating segments. The Defense Solutions Group (DSG) focuses on engineering and technical services to U.S. Federal Government agencies. The Public Safety, Security and Industrial Solutions Group (PSSIG) focuses on sensor networking technologies and public safety and security solutions for both commercial and government customers.

As of March 31, 2006, the Company was in default of the financial covenants under its bank line of credit related to minimum quarterly net income and the ratio of cash flow to the current portion of long term debt. Our lender has granted a waiver of these covenants for the measurement period ended March 31, 2006. The next measurement period will end on June 30, 2006, and the Company is in negotiations with its lender to modify these covenants. Management expects that the covenants will be amended and that the Company will be in compliance with the amended covenants at June 30, 2006. However, if the covenants are not modified and the Company is not able to return to a level of profitability adequate to comply with the covenants by June 30, 2006, the lender could cancel the credit facility and require the Company to pay the outstanding balance on the line of credit. As of June 7, 2006, the balance on the line of credit was $2,552,000. The Company currently has sufficient cash on hand to repay the line of credit if it were to become due.

Our principal executive offices are located at 5050 Murphy Canyon Road, Suite 200, San Diego, California, 92123, and we have additional offices in California, Virginia and Washington, DC. For additional information, please visit www.systechnologies.com.

The Offering

Common stock offered by Selling Shareholders (including shares underlying convertible notes and warrants)	10,342,797 shares assuming full conversion of the outstanding convertible notes and warrants associated with this offering. This number represents 54% of our outstanding stock.
Common stock to be outstanding after the offering, assuming full conversion of the outstanding convertible notes and warrants associated with this offering.	19,324,257 shares(1)
Proceeds to Company
We will not receive proceeds from the resale of shares by the Selling Shareholders. However, we will receive a reduction of approximately $5,224,563 in short and long-term indebtedness to the extent that convertible notes are converted subsequent to the effectiveness of the registration statement of which this Prospectus is a part. To the extent that 313,401 warrants issued in our May 27, 2005 Offering are exercised at their $2.50 exercise price on other than a cashless basis, the Company would receive $783,503 in cash proceeds. To the extent that 110,000 warrants issued in payment for services rendered are exercised at their $4.00 exercise price on other than a cashless basis, the Company would receive $440,000 in cash proceeds. Effective as of September 27, 2005, we acquired certain assets of Lomasoft Corporation - for $50,000, 50,000 warrants, and a contingent obligation to issue up to 100,000 warrants in the future. To the extent that the 50,000 warrants issued to Lomasoft are exercised at their $3.85 exercise price on other than a cashless basis, we would receive $192,500 in cash proceeds.

American Stock Exchange Symbol	SYS

(1) Based on 15,122,144 shares of common stock outstanding as of May 9, 2006 plus 1,555,522 shares issuable upon the conversion of convertible notes from private placements of securities completed in 2004 and 2006; 246,963 shares issuable upon the conversion of convertible notes from acquisitions; 493,401 shares issuable upon the exercise of warrants associated with a private placement of securities and in connection with acquisitions completed in 2005; and up to 1,906,227 shares contingently issuable under earn-out provisions in various acquisition transactions.

The risk factors described in the Risk Factors section are not exhaustive. We cannot assure you that we have correctly identified and appropriately assessed all factors affecting our business or that the publicly available information with respect to these matters is complete and correct. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial also may adversely impact us. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on our business, financial condition, and results of operations. For these reasons, we caution you not to place undue reliance on our forward-looking statements.

RECENT DEVELOPMENTS

On May 19, 2006, the Company announced its operating results for the third quarter and first nine months of its fiscal year ending June 30, 2006. The Company incurred a loss from operations of $525,000 and a net loss of $664,000 for the first nine months of fiscal 2006 compared to income from operations of $1.8 million and net income of $881,000 in the same period of fiscal 2005. The loss is attributable to the following factors: lower than expected direct contract activity; management's decision not to reduce staff; complexities in product development, including increased research and development costs and some delays in the introduction of planned new products; and a significant continuing delay in the funding of several DoD programs, resulting in a significant drop in internally budgeted growth in this business area.

One of our regular sources of liquidity is our revolving line of credit facility for $4.0 million that expires on December 28, 2006. Our revolving line of credit facility had a balance of $1.0 million and had available borrowing capacity of approximately $3.0 million at March 31, 2006.  SYS must maintain certain financial covenants, including tangible effective net worth, current assets to current liabilities, debt to net worth and cash flow coverage. As of March 31, 2006, the Company was in default of the financial covenants related to minimum quarterly net income and the ratio of cash flow to the current portion of long term debt. The lender has granted a waiver of these covenants for the measurement period ended March 31, 2006, and the Company is currently in negotiations with the lender to modify the covenants. As of June 7, 2006, the balance on the line of credit was $2,552,000.

RECENT FINANCINGS

On February 14, 2006, we completed a private Offering pursuant to Section 4(2) of the Securities Act of 1933 of $6.25 million in units, each unit consisting of 6,944 restricted shares of SYS Common Stock at $3.60 per share and a three-year $25,000 unsecured subordinated convertible note bearing interest, at 10% per annum, payable quarterly. The investor can convert all but not part of this note, at any time prior to maturity, into shares of SYS common stock at $3.60 per share or keep the note until maturity. SYS has a conversion option commencing one year from the date of issuance whereby, if our stock trades at $5.40 per share for at least five consecutive trading days, we can force the conversion of the notes then outstanding.

We issued 868,000 shares of common stock pursuant to this offering. An additional 868,049 shares could be issued if all of the notes are converted into common stock.

RECENT TRANSACTIONS

On April 2, 2006, SYS acquired all of the outstanding stock of Reality Based IT Services, Ltd. (RBIS) a privately held, Maryland-based information systems consultancy for approximately $9.5 million in cash and stock. The transaction was completed pursuant to a stock purchase agreement between SYS and the principal shareholder of RBIS. As a result of the acquisition, RBIS became a wholly-owned subsidiary of SYS, and therefore, its financial results will be included in the consolidated financial results of SYS for periods subsequent to March 31, 2006.

As a provider of Information Technology (IT) security engineering, RBIS develops, implements and maintains convergent security services that are delivered by consultants, engineers and help desk personnel with high-level U.S. government clearances.

The purchase consideration consisted of $5.6 Million in cash and 963,277 shares of SYS common stock with a market value of approximately $3.9 million at closing. Additional consideration of $2,750,000 may be paid in cash or stock subject to RBIS achieving future financial objectives.

Earnings per share exclude the effect of the additional purchase price consideration that may be issued in the form of common stock in the event certain milestones are met. If the maximum amount of shares issuable related to the RBIS acquisition (899,000 shares based on an average of the current share price) were included in the earning per share calculation, the basic earnings per share would have been $(.03) for the nine months ended March 31, 2006 and $.15 per share for the year ended June 30, 2005. If the maximum amount of shares issuable related to the Xsilogy acquisition (572,000 shares based on an average of the current share price) were included in the earning per share calculation, the basic earnings per share would have been $(.03) for the nine months ended March 31, 2006 and $.15 per share for the year ended June 30, 2005. If the maximum amount of shares issuable for both acquisitions were included in the earnings per share calculation, the basic earnings per share would have been $(.03) for the nine months ended March 31, 2006 and $.14 per share for the year ended June 30, 2005.

USE OF PROCEEDS

This Prospectus relates to 10,342,797 shares of our common stock, which may be sold from time to time by the Selling Shareholders. We will not receive any part of the proceeds of the sale of common stock by the Selling Shareholders. We will receive approximately $5,224,563 of relief from indebtedness if the Selling Shareholders convert all of their convertible notes into common stock. To the extent that 313,401 warrants issued in our May 27, 2005 Offering are exercised at their $2.50 exercise price on other than a cashless basis, the Company would receive $783,503 in cash proceeds. To the extent that 110,000 warrants issued in payment for services rendered are exercised at their $4.00 exercise price on other than a cashless basis, the Company would receive $440,000 in cash proceeds. To the extent that 50,000 warrants issued to Lomasoft (see “The Offering” section for more information) for an asset purchase are exercised at their $3.85 exercise price on other than a cashless basis, the Company would receive $192,500 in cash proceeds.

SELLING SHAREHOLDERS

We are registering for resale shares of our common stock held by the Selling Shareholders identified below. On April 2, 2006, we issued 963,277 shares of common stock to the principal shareholder of RBIS in exchange for all of the outstanding shares of RBIS. The remaining Selling Shareholders either (i) acquired shares of common stock or convertible notes from us in separate private placement transactions completed on February 14, 2006, June 2, 2005, January 2004 and January 2002, (ii) acquired shares of common stock pursuant to other business combinations, or (iii) have been issued warrants in connection with the June 2, 2005 financing or in connection with a business combination. Certain of the Selling Shareholders may also sell shares which may be issued upon the achievement of certain earnout provisions associated with business combinations.

We have filed with the U.S. Securities and Exchange Commission a registration statement, of which this Prospectus forms a part, with respect to the resale of the shares of our common stock from time to time, under Rule 415 of the Securities Act of 1933, on the American Stock Exchange, in privately negotiated transactions, in underwritten offerings or by a combination of these methods for sale.

With respect to the shares issued in the acquisition of RBIS, we have agreed to use commercially reasonable efforts to keep the Registration Statement of which this Prospectus is a part effective pursuant to Rule 415 at all times until the earlier of (i) the date as of which the former RBIS stockholder may sell all of his registrable securities without restriction pursuant to Rule 144 promulgated under the 1933 Act or (ii) the date on which the former RBIS stockholder has sold all of his registrable securities.

With respect to the shares issued in previous business combinations, our registration obligation ranges from utilizing our best efforts to maintain effectiveness to agreeing to use commercially reasonable efforts to keep the Registration Statement effective pursuant to Rule 415 at all times until the earlier of (i) the date as of which the Selling Shareholders may sell all of the registrable securities covered by the Registration Statement without restriction pursuant to Rule 144 promulgated under the 1933 Act or (ii) the date on which the Selling Shareholders have sold all of their registrable securities or (iii) up to one year after the maturity of the convertible notes in the case of the 2002 and 2004 private placements.

With respect to the shares issued in the separate private placement transactions, we have agreed pursuant to separate purchase agreements to keep the Registration Statement effective until the later of (i) the fifth anniversary of the date on which the original registration statement was declared effective or (ii) such time as all of the registrable securities covered by the Registration Statement have been publicly sold by the holders or (iii) such time as all the registrable securities covered by the Registration Statement may be sold by the holders pursuant to Rule 144(k). In addition, with respect to the private placement in June 2005, in the event we fail to maintain an effective registration statement for a period greater than 30 trading days, under the terms of the separate purchase agreements with the investors in that private placement transaction, we have agreed to pay as liquidated damages an amount equal to 2% of the aggregate amount invested by each investor in such private placement transaction, provided, however, that the Company shall not be required to pay more than an aggregate of 18% of the investment amount in liquidated damages.

Set forth below is information provided to us by the Selling Shareholders with respect to the number of shares of our common stock owned by each of them. Except as described in the table below, none of the Selling Shareholders has any position, office or other material relationship with us or any of our affiliates beyond their investment in, or receipt of, our securities. Beneficial ownership has been determined in accordance with the rules of the U.S. Securities and Exchange Commission, and includes voting or investment power with respect to the shares. Unless otherwise indicated in the table below, to our knowledge, all persons named in the table below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Our registration of these shares does not necessarily mean that the Selling Shareholders will sell any or all of the shares covered by this Prospectus. The Selling Shareholders may be deemed to be underwriters.

The number of shares of common stock that may be actually purchased by the Selling Shareholders under the convertible notes and warrants and the number of shares of common stock that may be actually sold by each Selling Shareholder will be determined by such Selling Shareholder. Because each Selling Shareholder may sell all, some or none of the shares of common stock which can be purchased under the convertible notes and warrants and each Selling Shareholder may sell all, some or none of the shares of common stock which each holds, and because the offering contemplated by this Prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the Selling Shareholders upon termination of the offering. The information set forth in the following table regarding beneficial ownership after resale of the covered shares is based on the premises that each Selling Shareholder will purchase the maximum number of shares of common stock provided for by the convertible notes and warrants owned by the Selling Shareholder and that each Selling Shareholder will sell all of the shares of common stock owned by that Selling Shareholder and covered by this Prospectus.

The following table sets forth certain information with respect to the Selling Shareholders as of May 9, 2006. The shares of our common stock offered by this Prospectus may be offered from time to time by the persons or entities named below:

Name	Shares of Common Stock Issuable Upon Conversion of Notes, Exercise of Warrants or Contingently Issuable	Beneficial Ownership Before the Offering (1)	Shares of Common Stock Included in Prospectus	Beneficial Ownership After the Offering(1)(2)	Percentage of Common Stock Owned After Offering(1)(2)	Description of the Transaction
David Almilli	-	3,056	329	2,727	0.02%	(5)
Theo H. Aukerman and Charlene A. Aukerman, JT (78)	13,706	28,753	28,753	-	0.00%	(9)
Babbush Family Trust (14)	11,364	99,612	40,625	58,987	0.39%	(3)(4)
Randall M. Babbush	13,888	13,888	13,888	-	0.00%	(8)
Bard Micro-Cap Value Fund, L.P. (15)	6,944	6,944	6,944	-	0.00%	(8)
Barrington Investors, L.P. (16)	281,549	557,656	540,656	17,000	0.11%	(6)(8)
Barrington Partners, A California Limited Partnership (17)	106,615	225,552	218,552	7,000	0.05%	(6)(8)
BASHM (18)	11,364	15,625	15,625	-	0.00%	(4)
John Benassi	452	1,433	1,433	-	0.00%	(5)
Benchmark Partners, L.P. (19)	131,664	341,664	341,664	-	0.00%	(6)(8)
James M. Bennett	-	32,675	31,428	1,247	0.01%	(7)
Wyatt Bertel	-	329	329	-	0.00%	(5)
Jason Bertellotti	-	3	3	-	0.00%	(5)
Rebecca Blankinship	3,421	7,198	7,198	-	0.00%	(9)
Bluegrass Growth Fund LTD (20)	9,574	-	-	-	0.00%	(6)
Bluegrass Growth Fund LP (21)	9,574	-	-	-	0.00%	(6)
Ralph A. L. Bogan Trust (58)	6,944	6,944	6,944	-	0.00%	(8)
Bourquin Family Trust (22)	6,944	6,944	6,944	-	0.00%	(8)
Suzana Cid Brady	8,224	17,244	17,244	-	0.00%	(9)
Richard Brehm	5,682	7,813	7,813	-	0.00%	(4)
BridgeWest, LLC (23)	-	16,334	16,334	-	0.00%	(5)
Brobeck, Phleger & Harrison (24)	1,131	3,794	3,794	-	0.00%	(5)
Anne R. Brown Trust (59)	6,944	6,944	6,944	-	0.00%	(8)
Elizabeth D. Burns Trust (60)	9,154	3,472	3,472	-	0.00%	(4)(8)
John Burns	5,682	38,588	14,063	24,525	0.16%	(3)(4)
Keith Cannon	13,888	13,888	13,888	-	0.00%	(8)
Joseph J. Cohen Separate Property Trust (61)	11,364	15,625	15,625	-	0.00%	(4)
Clifton L. Cooke, Jr. & Janet S. Cooke Family Trust (62)	45,456	996,487	512,500	483,987	3.20%	(3)(4)
Clifton L. and Ruth J. Cooke Family Trust (63)	50,504	59,026	59,026	-	0.00%	(4)(8)
Cooke Charitable Remainder Unitrust (25)	69,440	69,440	69,440	-	0.00%	(8)
Carol Clark Coolidge Trust (64)	6,944	6,944	6,944	-	0.00%	(8)
cVideo, Inc. (56)	668,750	-	-	-	0.00%	(55)
Dale T. Derby	11,364	-	-	-	0.00%	(4)
Derby Family Trust (26)	22,728	47,750	31,250	16,500	0.11%	(4)
Katharine Bard Dickson & Marck A. Dickson, JTWROS (79)	13,888	13,888	13,888	-	0.00%	(8)
Charles H. Dock	52,400	69,444	69,444	-	0.00%	(4)(8)
Christopher M. Dock	11,364	15,625	15,625	-	0.00%	(4)
George Driver	6,944	6,944	6,944	-	0.00%	(8)
John D. Dunaway	-	31,428	31,428	-	0.00%	(7)
EBLW Associates (27)	6,944	6,944	6,944	-	0.00%	(8)
ECI Employees Pension Plan (28)	11,364	15,625	15,625	-	0.00%	(4)
Ellumina, LLC (29)	-	164,998	164,998	-	0.00%	(5)
Phillip A. England and Lisa K. England, JT (80)	13,706	28,753	28,753	-	0.00%	(9)
Christopher Exline	-	5,279	329	4,950	0.03%	(5)
Gary R. Fairhead	6,944	6,944	6,944	-	0.00%	(8)
Marco Fiorello & Karen Fiorello, JT (81)	3,472	55,186	3,472	51,714	0.34%	(8)
Richard L. Firth	3,472	28,472	15,972	12,500	0.08%	(3)(8)
Flatow Living Trust (30)	5,682	7,813	7,813	-	0.00%	(4)
Albert J. Ford	-	31,428	31,428	-	0.00%	(5)
Benjamin and Linda Frankel, JT (82)	13,888	13,888	13,888	-	0.00%	(8)
Michael Gehlen and Dwityani S. Gehlen, JT (83)	13,706	28,753	28,753	-	0.00%	(9)
Gladehill Development Corporation (65)	-	37,068	37,068	-	0.00%	(5)
Michael Glasgow	41,445	129,221	129,221	-	0.00%	(5)
Goodwin Trust (31)	104,160	104,160	104,160	-	0.00%	(8)
Timothy D. Green and Kellie L. Green, JT (84)	6,864	14,396	14,396	-	0.00%	(9)
Pericles Haleftiras	-	31,428	31,428	-	0.00%	(7)
Betty S. Hamlin	5,682	20,313	14,063	6,250	0.04%	(3)(4)
Laurie M. Harmon Trust (66)	6,944	6,944	6,944	-	0.00%	(8)
Darren Hardy	-	329	329	-	0.00%	(5)
John Helewa	-	98	98	-	0.00%	(5)
Herman Family Trust (32)	-	329	329	-	0.00%	(5)
Leonard M. Herman Trust (67)	13,888	13,888	13,888	-	0.00%	(8)
Sidney N. Herman	6,944	6,944	6,944	-	0.00%	(8)
John R. Hicks & Susan C. Hicks Revocable Trust (68)	62,502	85,938	85,938	-	0.00%	(4)
Susan C. Hicks	11,364	15,625	15,625	-	0.00%	(4)
Hightower Family Trust (33)	11,364	15,625	15,625	-	0.00%	(4)
John D. Hightower	18,308	22,569	22,569	-	0.00%	(4)(8)
James Hinrichs	12,626	14,757	14,757	-	0.00%	(4)(8)
Colin Hirayama	22,728	31,250	31,250	-	0.00%	(4)
Kimberly Holly	-	11	11	-	0.00%	(5)
Robert A. Holmes	29,672	88,194	38,194	50,000	0.33%	(4)(8)
Kevin D. Hoyle	6,944	6,944	6,944	-	0.00%	(8)
Hoyle Cohen Inc., 401(k) PSP (34)	11,364	15,625	15,625	-	0.00%	(4)
T. Michael Johnson & Patricia Johnson, JTWROS (85)	6,944	6,944	6,944	-	0.00%	(8)
William B. Johnson Trust (69)	6,944	6,944	6,944	-	0.00%	(8)
Stephen Jones and Nicole L. Jones, JT (86)	13,706	28,753	28,753	-	0.00%	(9)
Richard Kadel	41,445	83,251	1,162	82,089	0.54%	(5)
Keller Family Trust (35)	6,944	6,944	6,944	-	0.00%	(8)
Dale F. Keller, Jr.	5,682	7,813	7,813	-	0.00%	(4)
Frederick J. Kokaska and Barbara L. Kokaska, JT (87)	13,706	28,753	28,753	-	0.00%	(9)
Scott R. Laidig	18,308	7,369	7,369	-	0.00%	(4)(8)
Scott R. Laidig Revocable Trust (70)	-	25,000	25,000	-	0.00%	(3)
Edward M. Lake	18,308	22,569	22,569	-	0.00%	(4)(8)
William Lansing	-	329	329	-	0.00%	(5)
Andrew M. Leitch	18,308	22,569	22,569	-	0.00%	(4)(8)
Harry J. Littel Trust (71)	11,364	15,625	15,625	-	0.00%	(4)
Lomasoft Corporation (36)	50,000	-	-	-	0.00%	(10)
Nicholas Loter	-	163	163	-	0.00%	(5)
Lyle Family Trust (37)	22,728	31,250	31,250	-	0.00%	(4)
Lysaught Family Trust (38)	11,364	-	-	-	0.00%	(4)
John Bard Manulis	6,944	6,944	6,944	-	0.00%	(8)
John Marsh	41,445	131,421	-	131,421	0.87%	(5)
Kevin R. McIver and Rene C. McIver, JT (88)	3,421	7,198	7,198	-	0.00%	(9)
Michael J. McManus	6,944	6,944	6,944	-	0.00%	(8)
Susan W. McMillan Trust (72)	6,944	6,944	6,944	-	0.00%	(8)
Nasser Mecklai	25,252	129,513	79,513	50,000	0.33%	(3)(4)(8)
Michael Miljour	-	146	146	-	0.00%	(5)
Janathin A. Miller	78,400	443,132	443,132	-	0.00%	(7)
Monarch Capital Group LLC (39)	40,000	-	-	-	0.00%	(11)
Matthew Moog	6,944	6,944	6,944	-	0.00%	(8)
David Moolenaar	-	163	163	-	0.00%	(5)
Amir Moussavian	-	27,159	27,159	-	0.00%	(5)
Mrdjenovich Family Trust (40)	92,544	194,150	194,150	-	0.00%	(9)
Gary E. Murphy (41)	775,000	963,277	963,277	-	0.00%	(57)
Kyle R. Myers	13,706	28,753	28,753	-	0.00%	(9)
Albert L. C. Nelson II	11,364	15,625	15,625	-	0.00%	(4)
Nextreme Ventures, LLC (42)	-	152,080	152,080	-	0.00%	(5)
Joseph Ortiz	-	329	329	-	0.00%	(5)
David Overskei	-	11	11	-	0.00%	(7)
Page Trust (43)	73,232	190,276	140,276	50,000	0.33%	(3)(4)(8)
Pershing Family Trust (44)	11,364	-	-	-	0.00%	(4)
Carlos Persichetti	41,445	73,421	73,421	-	0.00%	(5)
Pierrepont MSP 32 Trust (45)	6,944	6,944	6,944	-	0.00%	(8)
William A. Preston	11,364	15,625	15,625	-	0.00%	(4)
Christopher Priebe	-	7,086	361	6,725	0.04%	(5)
Jerry Qassar	69	232	232	-	0.00%	(5)
Radcliffe Investment Partners I (46)	18,308	22,569	22,569	-	0.00%	(4)(8)
RCR Resources (47)	11,364	15,625	15,625	-	0.00%	(4)
Robert & Audrey Recchia Family Trust (73)	6,944	6,944	6,944	-	0.00%	(8)
Regan, Kenneth D.	18,308	52,933	47,569	5,364	0.04%	(3)(4)(8)
Barrett Richey	-	916	11	905	0.01%	(7)
Dean Rosenberg	5,682	7,813	7,813	-	0.00%	(4)
Anne H. Ross	6,944	6,944	6,944	-	0.00%	(8)
Jennifer Ross	-	54	54	-	0.00%	(5)
Roth Capital Partners, LLC (48)	60,000	-	-	-	0.00%	(11)
Rene Savalle and Maureen B. Savalle, JT (89)	13,706	28,753	28,753	-	0.00%	(9)
Scripps Ventures, Inc. (49)	-	45,950	45,950	-	0.00%	(3)
M. Edward Sellers & Suzan D. Boyd, JTWROS (90)	6,944	6,944	6,944	-	0.00%	(8)
Adham Shaaban	-	163	163	-	0.00%	(5)
Steven Sharp	-	329	329	-	0.00%	(5)
Sherman Family Trust (50)	36,616	45,138	45,138	-	0.00%	(4)(8)
Billie J. Shutters	-	84,845	25,000	59,845	0.40%	(3)
John Silva	11,364	106,683	-	106,683	0.71%	(4)
David and Karen Sixt Family Trust (74)	11,364	15,625	15,625	-	0.00%	(4)
SmallCap Corporate Advisors, LLC (51)	30,000	-	-	-	0.00%	(11)(12)
Judith L. Smith	-	32,509	31,428	1,081	0.01%	(7)
Dale F. Snavely	6,944	6,944	6,944	-	0.00%	(8)
Gerald M. Starek Trust (75)	11,364	15,625	15,625	-	0.00%	(4)
Rosemary Steinbaum	6,944	6,944	6,944	-	0.00%	(8)
Daniel Sturtz	-	163	163	-	0.00%	(5)
Restated Szeles Family Trust (52)	11,364	15,625	15,625	-	0.00%	(4)
Kerry Tarlov	-	163	163	-	0.00%	(5)
Hayden Trubitt	1,131	616	616	-	0.00%	(5)
Melinda Udell	14,836	3,472	3,472	-	0.11%	(4)(8)
Henry J. Underwood Trust (76)	6,944	6,944	6,944	-	0.00%	(8)
Defrees & Fiske Retirement Trust FBO Henry J. Underwood (77)	6,944	6,944	6,944	-	0.00%	(8)
John A. Vince	13,888	38,888	13,888	25,000	0.17%	(8)
Robert E. Whalen	6,944	6,944	6,944	-	0.00%	(8)
Whiffletree Partners, L.P. (53)	38,297	106,559	106,559	-	0.00%	(6)
Paul D. White	-	31,428	31,428	-	0.00%	(7)
Konstantin R. Wilms and Catherine L. Wilms, JT (91)	2,061	4,311	4,311	-	0.00%	(9)
Victor M. Wilson	-	34,982	31,428	3,554	0.02%	(7)
Richard Yumul	-	163	163	-	0.00%	(5)
Xsilogy, Inc. (54)	250,000	80,000	80,000	-	0.00%	(13)

Totals	4,202,113	7,400,738	6,140,684	1,260,054

(1)
The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares the selling shareholder has the right to acquire within 60 days.

(2)	Assumes that all securities offered hereby will be sold.
(3)
Shares purchased by investors who participated in the Company’s January 2002 Unit Offering. During the period from October 2001 through January 2002, SYS sold 40 units to investors pursuant to subscription agreements. Each unit consisted of (i) 25,000 shares of the Company's common stock at a price of one dollar per share and (ii) a $25,000 10% unsecured note convertible into 25,000 shares of common stock. As of May 9, 2006, all of the notes had been converted to common stock at $1.00 per share. As of May 9, 2006, there were 720,950 shares related to Unit Offering that are included in this registration statement.

(4)
Shares and convertible notes purchased by investors who participated in the Company’s February 2004 Unit Offering. During the period from December 2003 through February 2004, SYS sold 64 units to investors pursuant to subscription agreements. Each unit consisted of (i) 15,625 shares of the Company's common stock at a price of one dollar and sixty cents ($1.60) per share and (ii) a $25,000 10% unsecured note convertible into 11,364 shares of common stock. As of May 9, 2006, a note had been converted into 11,364 shares of common stock. The notes bear interest at 10% and are convertible into our common stock at $2.20 per share. The notes are due and payable on December 31, 2006. As of May 9, 2006, there were 844,179 currently issued shares related to this Unit Offering, and 687,522 shares issuable upon conversion of the notes, that are included in this registration statement.

(5)
Shares and convertible notes issued to Polexis, Inc. shareholders in exchange for their equity holdings in Polexis. The material terms of this transaction were as follows. On March 31, 2004, SYS acquired all of the outstanding stock of Polexis, a privately held, San Diego-based provider of advanced data management software, for approximately $6.5 million in cash, stock, notes, and assumption of debt. $700,500 of the closing consideration, in the form of 355,584 shares of SYS common stock, was deposited in escrow to secure the performance of covenants and the accuracy of representations made by the Polexis shareholders. These shares have been released from escrow, and the escrow accounts have been closed. The notes issued to the Polexis shareholders were for a three year term. Interest on the notes accrues at a simple annual rate of 10% and is payable quarterly. The notes are subordinated to the Company’s principal bank line of credit and are convertible into our common stock at a price of $2.32 per share. The Company had the right to compel conversion of 50% of the notes if at any time prior to October 15, 2005, the closing price of its common stock was $3.00 per share or more for five consecutive trading days during a period when the resale of the conversion shares was the subject of an effective registration statement. These conditions were satisfied, and 50% of the notes were converted into our common stock in January of 2005. The transaction was completed pursuant to an Agreement and Plan of Merger among SYS, Shadow Research International, Inc. (a wholly owned subsidiary of SYS), Polexis, and Polexis' principal shareholders. As a result of the acquisition, Polexis became a wholly owned subsidiary of SYS. As of May 9, 2006, there were 611,823 currently issued shares related to this acquisition, and 168,563 shares issuable upon the conversion of the notes, that are included in this registration statement.

(6)
Shares and warrants purchased by investors who participated in the Company’s May 27, 2005 Unit Offering under Section 4(2) of the Securities Act of 1933. On May 27, 2005, we entered into a Securities Purchase Agreement pursuant to which we sold 1,427,655 shares of common stock at an aggregate purchase price of approximately $3,355,000 (or $2.35 per share) to institutional investors. As part of the transaction, we also issued warrants to purchase an aggregate of 428,289 shares of common stock at an exercise price of $2.50 per share to the investors. The warrants have a five-year term. However, if at any time following the one-year anniversary of the issuance of the warrants, (i) the closing price of common stock for each of ten consecutive trading days is greater than $4.50, (ii) the average daily trading volume during that ten-day period is at least 20,000 shares, (iii) the shares underlying the warrants are registered for resale or are freely transferable without volume restrictions under Rule 144(k) and (iv) our common stock is quoted on a qualified trading market, then we, in our sole discretion, may require the exercise of all of the warrants. The transaction was closed on June 2, 2005. As of May 9, 2006, 313,401 warrants had not been exercised and 943,559 shares sold to the investors were still held by them. The shares underlying these warrants and the outstanding shares still held by the investors are included in this registration statement.

(7)
Shares issued to the shareholders of Antin Engineering, Inc. in exchange for their equity holdings in Antin. The material terms of this transaction were as follows. On January 6, 2005, SYS completed its acquisition of all of the outstanding securities of Antin; the effective date of the acquisition was January 3, 2005. The transaction was completed pursuant to an Agreement and Plan of Merger by and among the Company, Shadow I, Inc. (a wholly-owned subsidiary of the Company), Antin, and all of Antin's stockholders. Antin is a defense contractor that provides information technology and technical support services. The aggregate initial purchase price for the outstanding securities of Antin was approximately $1,342,000, which consisted of $354,000 in cash and 323,971 shares of our common stock, the value of which was $988,000 based on an average closing price of our common stock over the three days prior to the acquisition date. An additional 314,027 shares were issued to an escrow agent on behalf of the Antin stockholders; of these shares, 157,015 shares have been released to the Antin stockholders. On September 12, 2005, SYS’s Board of Directors approved the issuance of an additional 25,130 shares of the Company’s common stock to be issued to the Antin stockholders as a result of a modification to a working capital purchase price adjustment provided for in the purchase agreement. One-half of the shares were issued directly to the Antin stockholders and the balance were placed in escrow which are contingently issuable to the stockholders based upon the future operating performance of Antin through June 30, 2006.  The remaining escrow shares will be released to the Antin stockholders if Antin earns at least $7,000,000 in labor based revenue during the twelve months ended June 30, 2006. The remaining escrow shares will be returned to SYS to the extent that Antin fails to achieve that goal. As of May 9, 2006, there were 663,128 currently issued shares related to this acquisition, and 78,400 shares issuable upon the conversion of the note, that are included in this registration statement.

(8)
Shares and notes purchased by investors who participated in the Company’s Unit Offering that closed on February 14, 2006. On February 14, 2006, we completed a private placement under Section 4(2) of the Securities Act of 1933 for $6.25 million in units consisting of common stock and unsecured subordinated convertible notes. Each unit consisted of 6,944 shares of our common stock at $3.60 per share and a three-year $25,000 unsecured subordinated convertible note bearing interest at a simple annual rate of 10%, payable quarterly. The investors have the option to convert all but not part of this note, at any time prior to maturity, into shares of SYS common stock at $3.60 per share. SYS has a conversion option commencing one year from the date of issuance whereby, if our common stock trades at $5.40 per share for at least five consecutive trading days, we can force the conversion of the notes then outstanding. As of May 9, 2006, 868,000 shares and 868,000 warrants issued to the investors were still held by them. These shares and the shares underlying the warrants are included in this registration statement.

(9)
Shares issued to the shareholders of Logic Innovations, Inc. in exchange for their equity holdings in Logic. Effective November 7, 2005, SYS acquired all of the outstanding stock of Logic, a privately held, San Diego-based provider of solutions that ensure the fast and efficient delivery of digital audio, video and data to the broadcasting, communications and consumer electronics industries, for approximately $4.0 million in cash and stock. The material terms of this transaction were as follows. The transaction was completed pursuant to an Agreement and Plan of Merger by and among SYS, Shadow II, Inc. (a wholly-owned subsidiary of SYS), Logic and all of the stockholders of Logic. As a result of the acquisition, Logic was merged into Shadow II and became a wholly owned subsidiary of SYS. The merger consideration consisted of $2,000,000 in cash and 445,768 shares of SYS common stock with a value of $2,031,000 based on the average closing price of SYS Common Stock or the American Stock Exchange over the 30 trading days immediately preceding the closing of the transaction. Additional consideration may be paid to the former shareholders of Logic if Logic’s net revenues for the 12 months ended June 30, 2006 exceed $4,500,000 or if Logic’s EBITDA for the fiscal years ended June 30, 2006, 2007, and 2008 exceed specified percentages of its net revenues. As of May 9, 2006, there were 658,245 shares related to this acquisition that are included in this registration statement, which includes 212,477 shares contingently issuable pursuant to the earn-out provisions described above.

(10)
On September 27, 2005, the Company purchased technology and intellectual property rights related to the ForceViz Technology of Lomasoft Corporation, a software development company. The purchase price consisted of $50,000 in cash and warrants to purchase 50,000 shares of the Company’s stock at an exercise price of $3.85 per share. The agreement provides for SYS to issue warrants to purchase 50,000 shares of its Common Stock to Lomasoft at an exercise price of $3.86 per share if (i) at the end of the first fiscal year after the acquisition SYS elects to continue marketing the ForceViz technology or (ii) SYS’ service revenues attributable to the ForceViz technology exceed $250,000 for the first fiscal year of SYS after the acquisition. The Lomasoft agreement also provides for SYS to issue warrants to purchase 50,000 shares of its Common Stock to Lomasoft at an exercise price of $3.86 per share if (i) at the end of the second fiscal year after the acquisition SYS elects to continue selling the ForceViz technology or (ii) SYS’ service revenues attributable to the ForceViz technology exceed $300,000 for the second fiscal year of SYS after the acquisition. As of May 9, 2006, shares underlying the 50,000 issued warrants are included in this registration statement.

(11)
As transaction-based compensation for investment banking services provided in connection with our May 27, 2005 Unit Offering, Roth Capital Partners, Monarch Capital Group LLC, and SmallCap Corporate Advisors LLC, were issued warrants to purchase 40,000, 60,000, and 10,000 shares of our common stock, respectively. The material terms of these warrants are identical to the material terms of the warrants described in Footnote (6), except that the exercise price is $4.00.

(12)
Warrants for 20,000 shares issued as transaction-based compensation for investment banking services provided in connection with the Company’s acquisition of Logic Innovations, Inc. The material terms of these warrants are identical to the material terms of the warrants described in Footnote 11, except that the exercise price is $2.44.

(13)
Effective as of December 15, 2004, SYS acquired all of the assets of Xsilogy, Inc. The material terms of this acquisition are as follows. Pursuant to the acquisition agreement, SYS has paid Xsilogy $452,000 in cash and 80,000 shares of SYS Common Stock. In addition, SYS has agreed to pay Xsilogy a percentage of the revenues earned by Xsilogy’s business during each fiscal year through the fiscal year ended June 30, 2009, up to a maximum aggregate payment of $2,000,000. Up to 50% of this earnout payment may be made in shares of SYS common stock with the price of such stock being determined by the average closing price of the common stock on its principal exchange during the ten days immediately preceding the end of each such fiscal year. As of May 9, 2006, 80,000 shares have been issued to Xsilogy and up to 250,000 shares may be issuable pursuant to the earnout provisions described above.

(14)	The natural person who controls the voting and disposition of our shares for the Babbush Family Trust is Robert A. Babbush, Trustee.
(15)	The natural person who controls the voting and disposition of our shares for Bard Micro-Cap Value Fund, L.P. is Timothy Johnson.
(16)	The natural person who controls the voting and disposition of our shares for Barrington Investors, L.P. is Russell B. Faucett.
(17)	The natural person who controls the voting and disposition of our shares for Barrington Partners, A California Limited Partnership, is Russell B. Faucett.
(18)	The natural person who controls the voting and disposition of our shares for BASHM is Howard Weiss.
(19)	The natural person who controls the voting and disposition of our shares for Benchmark Partners, L.P. is Richard Whitman.
(20)
Bluegrass Growth Fund Partners is the managing partner of Bluegrass Growth Fund LP. By virtue of such relationship, Bluegrass Growth Fund Partners may be deemed to have voting and dispositive power over the shares owned by Bluegrass Growth Fund LP. Bluegrass Growth Fund Partners disclaims beneficial ownership of such shares. Mr. Brian Shatz has delegated authority from the partners of Bluegrass Growth Fund Partners with respect to the shares of common stock owned by Bluegrass Growth Fund LP. As such, Mr. Shatz is deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund LP. Since Mr. Shatz has voting power, he is the beneficial owner for purposes of sections 13(d) and 13(g) of the Act. However, pursuant to Rule 13d-4, the filing of that statement shall not be construed as an admission that such person is, for purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of the securities.

(21)
Mr. Brian Shatz is a director of Bluegrass Growth Fund, Ltd. and has delegated authority from the shareholders of Bluegrass Growth Fund, Ltd. with respect to the shares of common stock owned by Bluegrass Growth Fund, Ltd. As such, Mr. Shatz is deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund, Ltd. Since Mr. Shatz has voting power, he is the beneficial owner for purposes of sections 13(d) and 13(g) of the Act. However, pursuant to Rule 13d-4, the filing of that statement shall not be construed as an admission that such person is, for purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of the securities.

(22)	The natural person who controls the voting and disposition of our shares for the Bourquin Family Trust is Kent R. Bourquin.
(23)	The natural person who controls the voting and disposition of our shares for BridgeWest, LLC is Massih Tayebi.
(24)	The natural person who controls the voting and disposition of our shares for Brobeck, Phleger & Harrison is Ronald Greenspan, Chapter 7 Trustee.
(25)	The natural person who controls the voting and disposition of our shares for the Cooke Charitable Remainder Unitrust is Clifton L. Cooke, Jr., Trustee.
(26)	The natural person who controls the voting and disposition of our shares for the Derby Family Trust is David Derby, Trustee.
(27)	The natural person who controls the voting and disposition of our shares for EBLW Associates is Benjamin Frankel.
(28)	The natural person who controls the voting and disposition of our shares for the ECI Employees Pension Plan is Kenneth R. Hartstein, Trustee.
(29)	The natural person who controls the voting and disposition of our shares for Ellumina, LLC is Ziyad Abduljawad.
(30)	The natural person who controls the voting and disposition of our shares for the Flatow Living Trust is Richard Flatow, Trustee.
(31)	The natural person who controls the voting and disposition of our shares for the Goodwin Trust is Ben Goodwin, Trustee.
(32)	The natural person who controls the voting and disposition of our shares for the Herman Family Trust is Jeffrey Herman, Trustee.
(33)	The natural person who controls the voting and disposition of our shares for the Hightower Family Trust is John D. Hightower.
(34)	The natural person who controls the voting and disposition of our shares for HoyleCohen Inc., 401(k) PSP is Kevin D. Hoyle.
(35)	The natural person who controls the voting and disposition of our shares for the Keller Family Trust is Dale Keller, Trustee.
(36)	The natural person who controls the voting and disposition of our shares for Lomasoft Corporation is James R. Gambale, Jr.
(37)	The natural person who controls the voting and disposition of our shares for the Lyle Family Trust is Don M. Lyle, Trustee.
(38)	The natural person who controls the voting and disposition of our shares for the Lysaught Family Trust is Jeffrey P. Lysaught.
(39)
The natural person who controls the voting and disposition of our shares for Monarch Capital Group LLC is Michael Potter. Monarch Capital Group LLC is a registered broker-dealer. Monarch Capital Group LLC had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Monarch Capital Group LLC acquired their shares as transaction-based compensation for investment banking services.

(40)	The natural person who controls the voting and disposition of our shares for the Mrdjenovich Family Trust is Charles Mrdjenovich, Trustee.
(41)	The natural person who controls the voting and disposition of these shares is Gary E. Murphy.
(42)	The natural person who controls the voting and disposition of our shares for Nextreme Ventures, LLC is Massih Tayebi.
(43)	The natural person who controls the voting and disposition of our shares for the Page Trust is Thomas Page, Trustee
(44)	The natural person who controls the voting and disposition of our shares for the Pershing Family Trust is Richard W. Pershing, Trustee.
(45)	The natural person who controls the voting and disposition of our shares for the Pierrepont MSP 32 Trust is R. Pierrepont, Trustee.
(46)	The natural person who controls the voting and disposition of our shares for Radcliffe Investment Partners I is Donald Radcliffe.
(47)	The natural person who controls the voting and disposition of our shares for RCR Resources is Randy Rortvedt.
(48)
The natural person who controls the voting and disposition of our shares for Roth Capital Partners, LLC is Gordon J. Roth. Roth Capital Partners, LLC is a registered broker-dealer. Roth Capital Partners, LLC had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Roth Capital Partners, LLC acquired their shares as transaction-based compensation for investment banking services. Other than Roth Capital Partners, LLC and Monarch Capital Group LLC, no other selling shareholder is a broker-dealer or is affiliated with a broker-dealer.

(49)	The natural person who controls the voting and disposition of our shares for Scripps Ventures, Inc. is John M. Burns.
(50)	The natural person who controls the voting and disposition of our shares for the Sherman Family Trust is Glenn H. Sherman, Trustee.
(51)	The natural person who controls the voting and disposition of our shares for SmallCap Corporate Advisors, LLC is Michael McManus.
(52)	The natural person who controls the voting and disposition of our shares for the Restated Szeles Family Trust is Joseph J. Szeles, Trustee.
(53)	The natural person who controls the voting and disposition of our shares for Whiffletree Partners, L.P. is Jack Feiler.
(54)	The natural person who controls the voting and disposition of our shares for Xsilogy, Inc. is Richard Kriss.
(55)
Shares which may be issued to cVideo, Inc. On December 2, 2005, SYS acquired all of the assets and assumed certain specified liabilities of cVideo, Inc., a San Diego based provider of interactive video and information analysis products for business surveillance and security applications. The material terms of this transaction are as follows. At the closing of the acquisition, SYS paid creditors of cVideo $1,407,000 in cash and paid cVideo $50,000 in cash. In addition, SYS agreed that, if revenues derived from the cVideo business for the period between the closing and June 30, 2006, exceed $2,000,000, then SYS will pay cVideo $1.00 for each $1.00 of revenue earned by SYS during the period from the closing date through December 31, 2006 in excess of $2,500,000, up to a maximum of $2,675,000. This earnout consideration is payable following the end of each fiscal quarter in which the threshold amount is achieved and each fiscal quarter thereafter at which earnout consideration continues to be earned. The earnout consideration is payable in shares of SYS Common Stock with a value based on the average closing price of SYS Common Stock on its principal trading market over the last 30 business days of the applicable fiscal quarter. As of May 9, 2006, 668,750 shares of our common stock were contingently issuable to cVideo, and these shares are included in this registration statement.

(56)	The natural person who controls the voting and disposition of our shares for cVideo, Inc. is Alfonso Tumini.
(57)
Shares provided to RBIS shareholders in exchange for their equity holdings in RBIS. As of May 9, 2006, there were 1,738,277 shares related to this acquisition that are included in this registration statement, which includes 775,000 shares contingently issuable pursuant to the earn-out provisions described in the RECENT TRANSACTIONS section. Please review the RECENT TRANSACTIONS section for additional information.

(58)	The natural person who controls the voting and disposition of our shares for the Ralph A. L. Bogan Trust is Ralph A. L. Bogan, Trustee.
(59)	The natural person who controls the voting and disposition of our shares for the Anne R. Brown Trust is Anne R. Brown, Trustee.
(60)	The natural person who controls the voting and disposition of our shares for the Elizabeth D. Burns Trust is Elizabeth D. Burns, Trustee.
(61)	The natural person who controls the voting and disposition of our shares for the Joseph J. Cohen Separate Property Trust is Joseph J. Cohen, Trustee.
(62)	The natural person who controls the voting and disposition of our shares for the Clifton L. Cooke, Jr. & Janet S. Cooke Family Trust is Clifton L. Cooke, Jr., Trustee.
(63)	The natural person who controls the voting and disposition of our shares for the Clifton L. and Ruth J. Cooke Family Trust is Larry Cooke, Trustee.
(64)	The natural person who controls the voting and disposition of our shares for the Carol Clark Coolidge Trust is Carol Clark Coolidge, Trustee.
(65)	The natural person who controls the voting and disposition of our shares for Gladehill Development Corporation is Amir Moussavian.
(66)	The natural person who controls the voting and disposition of our shares for the Laurie M. Harmon Trust is Laurie M. Harmon, Trustee.
(67)	The natural person who controls the voting and disposition of our shares for the Leonard M. Herman Trust is Leonard M. Herman, Trustee.
(68)	The natural person who controls the voting and disposition of our shares for the John R. Hicks & Susan C. Hicks Revocable Trust is John R. Hicks, Trustee.
(69)	The natural person who controls the voting and disposition of our shares for the William B. Johnson Trust is William B. Johnson, Trustee.
(70)	The natural person who controls the voting and disposition of our shares for the Scott R. Laidig Revocable Trust is Scott R. Laidig, Trustee.
(71)	The natural person who controls the voting and disposition of our shares for the Harry J. Littel Trust is Harry J. Littel, Trustee.
(72)	The natural person who controls the voting and disposition of our shares for the Susan W. McMillan Trust is Susan W. McMillan, Trustee.
(73)	The natural person who controls the voting and disposition of our shares for the Robert & Audrey Recchia Family Trust is Robert Recchia, Trustee.
(74)	The natural person who controls the voting and disposition of our shares for the David and Karen Sixt Family Trust is David Sixt, Trustee.
(75)	The natural person who controls the voting and disposition of our shares for the Gerald M. Starek Trust is Gerald M. Starek, Trustee.
(76)	The natural person who controls the voting and disposition of our shares for the Henry J. Underwood Trust is Henry J. Underwood, Trustee.
(77)	The natural person who controls the voting and disposition of our shares for the Defrees & Fiske Retirement Trust is Henry J. Underwood, Trustee.
(78)	The natural person who controls the voting and disposition of our shares for the Theo H. Aukerman and Charlene A. Aukerman Joint Trust is Theo H. Aukerman, Trustee.
(79)	The natural person who controls the voting and disposition of our shares for the Katharine Bard Dickson & Marck A. Dickson Joint Trust with right of survivorship is Katharine Bard Dickson, Trustee.
(80)	The natural person who controls the voting and disposition of our shares for the Phillip A. England and Lisa K. England Joint Trust is Phillip A. England, Trustee.
(81)	The natural person who controls the voting and disposition of our shares for the Marco Fiorello & Karen Fiorello Joint Trust is Marco Fiorello, Trustee.
(82)	The natural person who controls the voting and disposition of our shares for the Benjamin and Linda Frankel Joint Trust is Benjamin Frankel, Trustee.
(83)	The natural person who controls the voting and disposition of our shares for the Michael Gehlen and Dwityani S. Gehlen Joint Trust is Michael Gehlen, Trustee.
(84)	The natural person who controls the voting and disposition of our shares for the Timothy D. Green and Kellie L. Green Joint Trust is Timothy D. Green, Trustee.
(85)	The natural person who controls the voting and disposition of our shares for the T. Michael Johnson & Patricia Johnson Joint Trust with right of survivorship is T. Michael Johnson, Trustee.
(86)	The natural person who controls the voting and disposition of our shares for the Stephen Jones and Nicole L. Jones Joint Trust is Stephen Jones, Trustee.
(87)	The natural person who controls the voting and disposition of our shares for the Frederick J. Kokaska and Barbara L. Kokaska Joint Trust is Frederick J. Kokaska, Trustee.
(88)	The natural person who controls the voting and disposition of our shares for the Kevin R. McIver and Rene C. McIver Joint Trust is Kevin R. McIver, Trustee.
(89)	The natural person who controls the voting and disposition of our shares for the Rene Savalle and Maureen B. Savalle Joint Trust is Rene Savalle, Trustee.
(90)	The natural person who controls the voting and disposition of our shares for the M. Edward Sellers & Suzan D. Boyd Joint Trust with right of survivorship is M. Edward Sellers, Trustee.
(91)	The natural person who controls the voting and disposition of our shares for the Konstantin R. Wilms and Catherine L. Wilms Joint Trust is Konstantin R. Wilms, Trustee.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. You may read and copy any document we file at the U.S. Securities and Exchange Commission’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the U.S. Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission’s web site at: http://www.sec.gov. You can also inspect reports and other information we file at the offices of the American Stock Exchange, 86 Trinity Place, New York, NY, 10006.

This Prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission. The registration statement contains more information than this Prospectus regarding us and our common stock, including certain exhibits. You can obtain a copy of the registration statement from the Securities and Exchange Commission at the address listed above or from the Securities and Exchange Commission’s web site listed above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The U.S. Securities and Exchange Commission allows us to “incorporate by reference” some of the documents we file with it into this Prospectus, which means:

•	we can disclose important information to you by referring you to those documents;

•	the information incorporated by reference is considered to be part of this Prospectus; and

•	later information that we file with the U.S. Securities and Exchange Commission will automatically update and supersede this information.

We incorporate by reference the documents listed below:

(1)	our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005 filed on September 28, 2005;

(2)	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, filed on May 19, 2006, December 30, 2005, filed on February 14, 2006, and September 30, 2005, filed on November 14, 2005.

(3)
our Current Reports on Form 8-K, including amendments thereto, filed with the U.S. Securities and Exchange Commission, other than any information furnished pursuant to Item 2.02 or Item 7.01, dated [June 14, 2006,] May 19, 2006, May 15, 2006, April 11, 2006, April 6, 2006, February 17, 2006, November 17, 2005, November 14, 2005, August 18, 2005, and March 23, 2005; and

(4)
the description of our common stock contained in the Registration Statement on Form 8-A filed with the U.S. Securities and Exchange Commission on December 9, 1992, and any amendment or report filed for the purpose of updating such description.

All documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part of this Prospectus from the date they are filed. In addition, all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than information furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, after the date of the initial registration statement and prior to the effectiveness of the registration statement of which this Prospectus forms a part shall be deemed to be incorporated by reference in this Prospectus and to be part of this Prospectus from the date they are filed.

Until the completion of the resale of the common stock included in this Prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Table of Contents

Business Summary2
Risk Factors3
Cautionary Note Regarding Forward-Looking Statements7
Recent Developments8
Recent Financings8
Recent Transactions8
Use of Proceeds18
Selling Shareholders18
Plan of Distribution30
Legal Matters31
Experts31
Where You Can Find More Information32
Incorporation of Certain Documents by
Reference32
Index to Financial StatementsF-1
The Resale of 10,342,797 Shares of Common Stock Offered by Shareholders SYS PROSPECTUS Subject to Completion, June 14, 2006

We have not authorized any dealer, salesperson or other person to give you written information other than this Prospectus or to make representations as to matters not stated in this Prospectus. You must not rely on unauthorized information. This Prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this Prospectus nor any of the sales made hereunder after the date of this Prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

ITEM 16. Exhibits

Exhibit No.	Document
2.1
Certificate of Ownership filed with the California Secretary of State on November 28, 1979, filed as Exhibit 2.1 to the Company’s report on Form 10-K for the fiscal year ended June 30, 1979, and incorporated by this reference.

2.2
Certificate of Ownership filed with the California Secretary of State on March 18, 1985, incident to a change of the name of the Company, filed as Exhibit 3.6 to this Company’s report on Form 10-K for the fiscal year ended June 30, 1985, and incorporated by this reference.

2.3	Testmasters, Inc. Stock Purchase Agreement, filed as Exhibit 2.1 to this Company’s registration statement on Form SB-2 dated May 24, 2002, and incorporated by this reference.
2.4	Polexis Merger Agreement, filed as Exhibit 2.2 to this Company’s Registration Statement on Form SB-2 dated April 19, 2004, and incorporated by this reference.
2.5
Asset Purchase and Sale Agreement effective as of December 15, 2004, by and between SYS and Xsilogy, Inc. filed as Exhibit 2.5 to this Company’s report on Form 10-QSB dated February 7, 2005, and incorporated by this reference.

2.6
Agreement and Plan of Merger, effective as of January 3, 2005, among SYS, Shadow I, Inc., a wholly-owned subsidiary of SYS, Antin Engineering, Inc., and the stockholders of Antin Engineering, Inc. filed as Exhibit 2.6 to this Company’s report on Form 10-QSB dated February 7, 2005, and incorporated by this reference.

2.7
Agreement and Plan of Merger, effective as of November 7, 2005, among SYS, Shadow II, Inc., a wholly-owned subsidiary of SYS, Logic Innovations, Inc. and the stockholders of Logic Innovations, Inc., filed as Exhibit 2.7 to the Company’s report on Form 10-Q for the quarter ended December 30, 2005, and incorporated by this reference.

2.8
Asset Purchase and Sale Agreement effective December 2, 2005 among SYS, cVideo, Inc. and certain of the stockholders of cVideo, Inc., filed as Exhibit 2.8 to the Company’s report on Form 10-Q for the quarterly period ended December 30, 2005, and incorporated by this reference.

2.9
Stock Purchase Agreement effective as of April 2, 2006, between SYS and Gary E. Murphy (the sole stockholder of Reality Based IT Services, Ltd.), incorporated by reference from the Form 8-K dated April 6, 2006.

3.1	Articles of Incorporation for SYS, as amended, filed as Exhibit 3.1 to the Company’s registration statement on Form SB-2, filed May 24, 2002, and incorporated by this reference.
4.1
Certificate of Determination of Preferences of Preferred Shares of Systems Associates, Inc., filed by the Company with the California Secretary of State on July 28, 1968, filed as Exhibit 3.2 to the Company’s report on Form 10-K for the fiscal year ended June 30, 1981, and incorporated by this reference.

4.2
Certificate of Determination of Preferences of Preference Shares of Systems Associates, Inc., filed by the Company with the California Secretary of State on December 27, 1968, filed as Exhibit 3.3 to the Company’s report on Form 10-K for the fiscal year ended June 30, 1981, and incorporated by this reference.

4.3
Certificate of Determination of Series B 9% Cumulative Convertible Callable Non-Voting Preference Stock was filed by the Company with the California Secretary of State on August 15, 1996, and included in Exhibit 3.1.

4.4	Form of Subscription Agreement from the January 2002 Offering, filed as Exhibit 4.1 to this Company’s registration statement on Form SB-2 dated May 24, 2002, and incorporated by this reference.
4.5	Form of Convertible Note from the January 2002 Offering, filed as Exhibit 4.2 to this Company’s registration statement on Form SB-2 dated May 24, 2002, and incorporated by this reference.
4.6
Form of Subscription Agreement from the February 2004 Offering (Convertible Note from December 2003 Offering included), filed as Exhibit 4.3 to this Company’s registration statement on Form SB-2 dated April 19, 2004, and incorporated by this reference.

4.7
Securities Purchase Agreement, from the May 27, 2005 Offering, by and among SYS and the investor parties as identified on the signature pages thereto, filed as Exhibit 10.1 to the Company’s report on Form 8-K filed on June 3, 2005, and incorporated by this reference.

4.8
Registration Rights Agreement, from the May 27, 2005 Offering, by and among SYS and the investor parties as identified on the signature pages thereto, filed as Exhibit 10.3 to the Company’s report on Form 8-K filed on June 3, 2005, and incorporated by this reference.

4.9
Form of Warrant issued by SYS to the investors in connection with the Securities Purchase Agreement from the May 27, 2005 Offering, filed as Exhibit 10.2 to the Company’s report on Form 8-K filed on June 3, 2005, and incorporated by this reference.

4.10	Restricted stock purchase agreement between SYS and Ben Goodwin dated August 16, 2005, filed as exhibit 99.1 to Form 8-K filed August 18, 2005.
4.11	Form of Subscription Agreement from the Company’s February 14, 2006 Offering, filed as Exhibit 99.1 to the Company’s report on Form 8-K dated February 14, 2006, and incorporated by this reference.
4.12	Form of Unsecured Subordinated Convertible Note from the Company’s February 14, 2006 Offering, filed as Exhibit 99.2 to the Company’s report on Form 8-K dated February 14, 2006.
4.13	Form of Subordination Agreement from the Company’s February 14, 2006 Offering, filed as Exhibit 99.3 to the Company’s report on Form 8-K dated February 14, 2006, and incorporated by this reference.
5.1	Opinion of Luce, Forward, Hamilton & Scripps LLP.
23.1	Consent of Independent Registered Public Accounting Firm - KPMG LLP.
23.2	Consent of Independent Public Accounting Firm Goodman & Company.
23.3	Consent of Luce, Forward, Hamilton & Scripps LLP (included in Exhibit 5.1).
23.4	Consent of Independent Registered Public Accounting Firm - KPMG LLP.
24.1*	Power of Attorney of certain officers and directors of SYS.
* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, SYS has duly caused this registration statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of San Diego, State of California, on the 14th day of June 2006.

SYS

By: /s/ Michael W. Fink
Michael W. Fink
Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
* Clifton L. Cooke	President and Chief Executive Officer (principal executive officer)	June 14, 2006
* Edward M. Lake	Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	June 14, 2006
/s/ Michael W. Fink Michael W. Fink	Secretary	June 14, 2006
* John M. Burns	Director	June 14, 2006
* David A. Derby	Director	June 14, 2006
* General Al Gray, USMC (Ret.)	Director	June 14, 2006
* John R. Hicks	Director	June 14, 2006
* Gail K. Naughton	Director	June 14, 2006
* Thomas A. Page	Director	June 14, 2006
* Charles E. Vandeveer *By: /s/ Michael W. Fink Name: Michael W. Fink	Director	June 14, 2006
Title: Attorney-in-fact